October 1, 2010

BY EDGAR AND OVERNIGHT MAIL

Jennifer Gowetski, Esquire

Kristina Aberg, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3010

Washington, D.C. 20549

RE:	US Federal Properties Trust, Inc.
Amendment No. 6 to Registration Statement on Form S-11
Filed October 1, 2010
File No. 333-166799

Dear Ms. Gowetski and Ms. Aberg,

This letter is submitted on behalf of our client, US Federal Properties Trust, Inc., a Maryland corporation (the “Company”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 5 to the Company’s Registration Statement on Form S-11, filed with the Commission on September 30, 2010 (“Registration Statement—Amendment 5”). The comments of the Staff with respect to Registration Statement—Amendment 5 are set forth in Ms. Gowetski’s letter, dated September 30, 2010 (the “Comment Letter”) to Richard Baier, Chief Executive Officer and President of the Company.

The Company concurrently is filing Amendment No. 6 to the Registration Statement (“Amendment No. 6”) to reflect changes to Exhibits 5.1 and 8.1 to the Registration Statement as requested in the comment letter and in discussions with the Staff.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company. Terms used but not otherwise defined in this response letter have the meanings given to them in Amendment No. 6.

Exhibit 5.1

1.	We note the statement on page 2 that: “This opinion is being furnished to you solely for submission to the Commission as an exhibit to the Registration Statement.” Please note that investors are entitled to rely upon the opinions expressed. Please revise accordingly

Response to Comment No. 1

In response to the Staff’s comment and discussions with the Staff, please see the revised Exhibit 5.1 opinion of Venable LLP filed with Amendment No. 6. The revised opinion removes the word “solely” from the statement on page 2 of the opinion referred to in Comment 1. The Company believes that the removal of this word and the reissuance of the Exhibit 5.1 opinion by Venable LLP is responsive to the Staff’s comment.

In discussions with the Company, the Staff has also indicated that each of the Exhibit 5.1 opinion of Venable LLP and the Exhibit 8.1 opinion of Hunton & Williams LLP should be dated the date of Amendment No. 6. Revised Exhibits 5.1 and 8.1 as filed with Amendment No. 6 have been dated of even date therewith.

The Company respectfully believes that the revised Exhibits 5.1 and 8.1 filed with Amendment No. 6 are responsive to the Staff’s written and verbal comments. If you have any questions or would like further information regarding the Company’s responses to your Comment Letter or verbal comments, please do not hesitate to contact me at 804-897-0645.

Sincerely,

/s/ Robert R. Kaplan, Jr.
Robert R. Kaplan, Jr.

Enclosures

cc:	Richard Baier
Edward F. Petrosky, Esquire
J. Gerard Cummins, Esquire
Robert R. Kaplan, Esquire